Exhibit 99.4

Engine Gaming & Media Confirms Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

NEW YORK, NY / ACCESSWIRE / June 28, 2022 — Engine Gaming and Media, Inc. (“Engine” or the “Company”) (NASDAQ:GAME) (TSX-V:GAME), a data-driven, gaming, media and social influencer marketing solutions company, announced today that on June 23, 2022, it received a written notice (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company is not in compliance with the minimum bid price requirement for continued listing, which requires listed securities to maintain a minimum bid price of US$1.00 per share (“Minimum Bid Requirement”). Based on the closing bid price of the Company’s common shares for the last 30 consecutive business days, the Company has failed to meet the Minimum Bid Requirement set forth in Nasdaq Listing Rule 5550(a)(2) during that period. The Notice is only a notification of deficiency, it is not a notice of imminent delisting, and it has no current immediate effect on the listing or trading of the Company’s common shares on The Nasdaq Capital Market.

Under Nasdaq Listing Rule 5810(c)(3)(A), the Company has been granted a period of 180 calendar days from the date of the Notice, or December 20, 2022, to regain compliance with the Minimum Bid Requirement, during which time the common shares will continue to trade on The Nasdaq Capital Market under the symbol “GAME”. If at any time before December 20, 2022, the bid price of the common shares closes at or above US$1.00 per share for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Requirement. If the Company does not regain compliance with the Minimum Bid Requirement after the initial 180-day period, the Company may be eligible for an additional period of 180 calendar days to regain compliance, if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the minimum bid price requirement. In this case, the Company will need to provide written notice of its intention to cure the deficiency during the second compliance period.

One potential solution for the Company to meet the Minimum Bid Requirement is for the Company to conduct a reverse stock split. If the Company cannot demonstrate compliance by the allotted compliance period(s), Nasdaq’s staff will notify the Company that its common shares are subject to delisting. The Company’s common shares are also listed on the TSXV Exchange and the Notice does not affect the Company’s compliance status with such listing.

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. (NASDAQ:GAME) (TSX-V:GAME) provides premium social sports and esports gaming experiences, as well as unparalleled data analytics, marketing, advertising, and intellectual property to support its owned and operated direct-to-consumer properties, while also providing these services to enable its clients and partners. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; WinView Games, a social predictive play-along gaming platform for viewers to play while watching live events; and Frankly Media, a digital publishing platform used to create, distribute and monetize content across all digital channels. Engine Media generates revenue through a combination of direct-to-consumer fees, streaming technology and data SaaS-based offerings, and programmatic advertising. For more information, please visit www.enginegaming.com.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Engine to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking information contained herein, Engine has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Engine does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Investor Relations Contact:

Shannon Devine

MZ North America

Main: 203-741-8811

GAME@mzgroup.us